Sections 1.4, 3.1 and 3.5 of the By-Laws of the Credit Suisse Warburg Pincus Capital Funds have been superceded with the following:

Section 1.4. Voting; Quorum. At each meeting of Shareholders, except as otherwise provided by the Declaration, every holder of record of Shares entitled to vote shall be entitled to a number of votes equal to the number of Shares standing in his name on the Share register of the Trust. Shareholders may vote by proxy and the form of any such proxy may be prescribed from time to time by the Trustees. Proxies may be collected by any means that are reasonably calculated to provide a fair and accurate tabulation of such proxies, including, but not limited to, through the Internet, through facsimile transmission or over the telephone. A quorum shall exist if the holders of a majority of the outstanding Shares of the Trust entitled to vote without regard to Series, are present in person or by proxy, but any lesser number shall be sufficient for adjournments. At all meetings of the Shareholders, votes shall be taken by ballot for all matters which may be binding upon the Trustees pursuant to
Section 7.1 of the Declaration. On other matters, votes of Shareholders need not be taken by ballot unless otherwise provided for by the Declaration or by vote of the Trustees, or as required by the Act or the Regulations, but the chairman of the meeting may in his discretion authorize any matter to be voted upon by ballot.

Section 3.1. Officers of the Trust. The officers of the Trust shall consist of a Chairman of the Trustees, a President, a Treasurer and a Secretary, and may include one or more Vice Chairmen, Vice Presidents, Assistant Treasurers and Assistant Secretaries, and such other officers as the Trustees may designate. Any person may hold more than one office. Except for the Chairman of the Trustees and any Vice Chairmen, no officer need be a Trustee.

Section 3.5. Chairman of the Trust / Chairman of the Trustees. Unless the Trustees otherwise provide, the Chairman of the Trust shall preside at all meetings of the

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Shareholders. The Chairman of the Trust shall be the chief executive officer of the Trust and, subject to the supervision of the Trustees, shall have general charge and supervision of the business, property and affairs of the Trust and such other powers and duties as the Trustees may prescribe. The Chairman of the Trustees shall preside at all meetings of the Trustees, and unless otherwise provided by law, the Declaration, these By-Laws or specific vote of the Trustees, shall have and may exercise all of the powers given to the Trustees by the Declaration and by these By-Laws.